Exhibit 99.1

*** VOTE THE WHITE PROXY TODAY ***

May 26, 2016

Dear InterOil Shareholders

At InterOil’s Annual and Special Meeting of Shareholders to be held on June 14, 2016 (the “Meeting”) you are being asked to make a simple choice. You can vote for:

•	InterOil’s Board of Directors and management team, who have taken decisive actions and enabled InterOil to enter into a premium transaction with Oil Search Limited (“Oil Search”) that is expected to deliver significant value to all InterOil shareholders.

OR

•	Phil Mulacek and his agenda to take back control of InterOil.

To us, the choice is clear: don’t let Mr. Mulacek and his agenda to control InterOil or interfere with your ability to participate in InterOil’s transaction with Oil Search that is expected to create value for all shareholders. Vote the WHITE proxy FOR InterOil’s highly qualified director nominees and to reject Mulacek’s resolutions and his hand-picked and unqualified nominees.

INTEROIL’S BOARD IS DELIVERING THE OPPORTUNITY TO PARTICIPATE IN THE POTENTIAL IMMEDIATE AND LONG-TERM VALUE UPSIDE OF INTEROIL’S COMBINATION WITH OIL SEARCH

InterOil has entered into a transaction with Oil Search that is expected to provide InterOil shareholders ownership in a larger scale combined entity at a significant premium to the InterOil share price at the time of the announcement of the transaction, while maintaining exposure to the value upside from the certification of Elk-Antelope field contingent resources. We believe this transaction provides InterOil shareholders with compelling value through:

$	A material and immediate premium. InterOil shareholders will receive 8.05 Oil Search shares for each InterOil share they hold, which represents a premium of 27.2% to InterOil’s closing price and 32.5% to InterOil 3-month VWAP as of May 19, 2016.[1] Alternatively, InterOil shareholders can receive an equivalent value in cash up to an aggregate of $770 million.

$	An uncapped cash payment based on the upside of the Elk-Antelope field. InterOil shareholders will receive a Contingent Value Right (“CVR”), which will pay $6.05 in cash per InterOil share for each tcfe above 6.2 tcfe gross 2C certified contingent resources in the Elk-Antelope field, on receipt by Oil Search of the certification payment. This cash payment will allow InterOil shareholders to benefit from any upside resulting from the certification of Elk-Antelope.

$	Participation in the benefits of a complementary combined company. The combined company will have enhanced scale, a high quality, low cost production base and balance sheet strength that is expected to permit the combined company to capitalize on long-term growth opportunities. The transaction also provides InterOil shareholders with an interest in the PNG LNG project and the significant potential benefits that are expected to be realised from cooperation between and the potential integration of the PNG LNG and the Papua LNG projects.

_________________________

[1]	Based on InterOil’s closing price and 3-month VWAP on May 19, 2016, Oil Search’s closing price on May 19, 2016, and the AUD / USD exchange rate on May 19, 2016.

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By voting the WHITE proxy as recommended by your Board, you can show your support for InterOil’s Board and management team that has orchestrated this transaction, which it believes delivers significant value to all InterOil shareholders.

YOUR BOARD AND MANAGEMENT TEAM
TRANSFORMED INTEROIL AND FACILITATED THIS TRANSACTION

Our value delivering transaction with Oil Search is the result of efforts by your Board and management team to address the challenges Mr. Mulacek created before he left InterOil in 2013 and to put InterOil on track to unlock the value of its assets. These actions included, among other things, revamping the Board and management team, continuing exploration and reducing costs.

As part of these efforts, in August 2015, your Board began exploring opportunities to monetize the corporation’s interests in PRL15, the Raptor, Bobcat and Triceratops discoveries and the Corporation's exploration licenses. In addition, on its third and fourth quarter 2015 earnings calls, InterOil disclosed that it was already in discussions with various strategic parties regarding the potential sale of assets.

In the first quarter of 2016, InterOil received unsolicited conditional proposals to acquire the entire Corporation from several parties, including Oil Search. Throughout this timeframe, your Board thoroughly considered all options, engaged with each of the parties that made unsolicited proposals to acquire the Corporation and ultimately determined that the transaction with Oil Search creates the most value for shareholders of the various alternatives then available.  Additional details about the sale process will be provided in proxy materials that will be mailed in connection with a special meeting of shareholders to vote on the transaction. This special meeting of shareholders will be held after the Annual Meeting on a date yet to be advised.

Under Mr. Mulacek, InterOil had no clearly articulated strategy and the projects he pursued conflicted with InterOil’s agreement with the Papua New Guinea Government. In fact, as a result of these projects, the PNG Government commenced action against InterOil to terminate the agreement and InterOil’s license over the Elk-Antelope field. Moreover, Mr. Mulacek was unable to execute a transaction to monetize the Corporation’s assets.

We believe that it is only because of actions taken by InterOil’s current Board and management team that InterOil was able to execute its strategy and ultimately enter into the Oil Search transaction.

DON’T BE MISLED BY MULACEK: THE OIL SEARCH TRANSACTION DELIVERS SIGNIFICANT VALUE TO INTEROIL SHAREHOLDERS

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In an attempt to further its agenda and derail our transaction with Oil Search, Mr. Mulacek has criticized the transaction by throwing out arbitrary and unrealistic numbers and mischaracterized the process by which shareholders have the opportunity to vote on the transaction.

Here are the facts:

•	FACT: The CVR provides InterOil shareholders with uncapped upside to Elk-Antelope. The CVR entitles InterOil shareholders to directly receive an uncapped cash payment based the Elk-Antelope gross certified 2C resources above 6.2 tcfe.

•	FACT: The limits of the Elk-Antelope fields are understood and any remaining uncertainty should be addressed through the drilling of Antelope-7. Appraisal of Elk-Antelope is nearly finished. Significant appraisal work by Total S.A. (“Total”), Oil Search and InterOil has been completed with respect to the Elk-Antelope fields. Accordingly, the limits of the fields are well understood, with the main upside uncertainty relating to the western flank of Antelope. Total, Oil Search and InterOil have agreed to drill Antelope-7 to help delineate the field and use the results in the resource certification process. Certification is currently expected by mid-2017.

•	FACT: Mulacek’s statements about the resource size are unreasonable and not reflective of any market commentary other than his own. Mr. Mulacek continues to speculate and throw out unsubstantiated numbers about the size of the Elk-Antelope resource without supporting data and which do not reflect reasonable independent assessment or market commentary. The low end of Mr. Mulacek’s estimate range is well above the estimates provided through our independent resources certifier. However, should Mr. Mulacek’s estimates come to fruition, we believe that InterOil shareholders will receive material value through the CVR and by owning shares of the combined company.

•	FACT: The Oil Search transaction contemplates completion of the CVR payments by mid-2017. As we understand it, Mr. Mulacek’s proposal to delay resource payments until two years of stable LNG production would likely delay resource payments by almost a decade, after completion of front-end engineering and design, a final investment decision, construction and then operation of the plant.

•	FACT: Shareholders will have a separate opportunity to vote on the Oil Search transaction. Do not be misled - the Annual and Special Meeting on June 14, 2016 is to vote on Mulacek’s resolutions and his handpicked nominees, as well as the Company’s regular annual business, not on the Oil Search transaction. Shareholders will have the opportunity to vote on the Oil Search transaction at an entirely separate special meeting which is yet to be scheduled but will be held subsequent to the Meeting.

The facts are clear – our transaction with Oil Search delivers significant value to shareholders.

MULACEK’S AGENDA TO TAKE CONTROL OF INTEROIL
IS NOT IN THE BEST INTEREST OF ALL SHAREHOLDERS

Despite InterOil’s announcement of a value creating transaction with Oil Search, Mr. Mulacek and certain of his associates (together “Mulacek”) have continued their campaign to take control of InterOil.

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To achieve his self-serving agenda to take control of InterOil’s Board and thus InterOil’s future, Mr. Mulacek is seeking to reduce the number of directors on the Board to six, and is nominating himself and four of his employees and business associates for election to the Corporation’s Board. Your Board of Directors has thoroughly reviewed Mulacek’s resolutions and his nominees for election and determined that they are not in the best interest of InterOil or its shareholders. Specifically, your Board considered that:

✗	Mulacek has not articulated a clear strategy to create value for InterOil shareholders.

✗	Mr. Mulacek has a track record of litigation that damaged InterOil’s reputation and threatened the Corporation. In addition, during his tenure as CEO, the Corporation failed to maintain adequate internal controls.

✗	Mr. Mulacek has material conflicts of interest stemming from his investment in Kina Petroleum, having one of his nominees sit on the Kina Board and his role as president of a separate entity that holds interests in certain InterOil assets. Moreover, following Mr. Mulacek’s large investment in Kina, its stock price has deteriorated and has caused significant shareholder value destruction.

✗	Mulacek’s nominees are not independent of Mr. Mulacek – in fact, ALL of them have at one time worked for or conducted business with Mr. Mulacek – and we believe they would take actions intended to further Mr. Mulacek’s personal agenda, instead of acting in the best interest of all InterOil shareholders.

✗	Mulacek’s nominees are not qualified to serve on the Board, and in particular, three of them have no experience serving on a public company board.

VOTE ON THE WHITE PROXY TO PRESERVE THE POTENTIAL TO REALIZE THE VALUE OF THE OIL SEARCH TRANSACTION

Your Board and management team have positioned InterOil shareholders to reap the expected benefits of our transaction with Oil Search. Don’t let Mulacek and his potentially self-serving agenda prevent this from happening.

By voting on the enclosed WHITE proxy you can enable us to move forward with this transaction and deliver the potential value to all InterOil shareholders. We also urge you to reject the Mulacek agenda, and to discard any proxy materials you may receive from Mulacek in the mail.

Vote TODAY online, by telephone or by signing and dating the enclosed WHITE proxy and returning it in the enclosed postage-paid envelope by 8:00PM ET on June 10, 2016.

On behalf of your Board and the management, thank you for your continued support.

Sincerely,

Chris Finlayson Chairman	Dr Michael Hession Chief Executive Officer

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Legal Notice

None of the securities anticipated to be issued pursuant to the Plan of Arrangement with Oil Search Limited have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the transaction with Oil Search Limited (the “Arrangement”) are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www.sedar.com.

Forward Looking Statements

This letter includes “forward-looking statements”. All statements, other than statements of historical facts, included in this letter are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil’s agreement with Oil Search and the ability to realize the anticipated benefits, Oil Search’s agreement with Total and the ability to realize the anticipated benefits, the ability to complete either of the two transactions, either on the anticipated timeline or at all, the ability to obtain required regulatory and court approvals for the two transactions, the combined company's expected growth profile, the anticipated market capitalization of the combined company, the need to integrate the two companies and related costs, business disruptions relating from the transactions, the outcome of any legal proceeding relating to the transactions, the combined company becoming a leading exploration and production champion for Papua New Guinea, the profitability of the combined company, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break-even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work-overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil’s publicly available filings, including but not limited to those in InterOil’s annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, as well as the risk that Oil Search and Total do not enter into definitive agreements relating to the MOU between such parties. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

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THE BOARD AND MANAGEMENT OF INTEROIL CORPORATION UNANIMOUSLY RECOMMEND VOTING ONLY THE ENCLOSED WHITE PROXY FORM:
AGAINST	EACH of the DISSIDENT RESOLUTIONS
FOR	The Election of ALL OF the INTEROIL NOMINEES TO THE BOARD
FOR	THE APPROVAL OF THE 2016 STOCK INCENTIVE PLAN
FOR	THE APPOINTMENT OF Pricewaterhousecoopers, chartered accountants as our auditors
FOR	THE rejection OF THE mulacek expenses
YOUR WHITE PROXY MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC. OR MACKENZIE PARTNERS, INC. BEFORE 8:00 P.M. (EASTERN TIME) ON JUNE 10, 2016.

If you have any questions, require assistance with
voting your WHITE
proxy card or need additional copies of the proxy materials, please contact:

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885

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